Astris Energi Inc.
(A Development Stage Company)
Consolidated Financial Statements
(Canadian Dollars)
December 31, 2003 and 2002

Contents



PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

May 25, 2004

Auditors' Report

To the Shareholders of
Astris Energi Inc.:

We have audited the consolidated balance sheet of Astris Energi Inc. as at December 31, 2003 and the consolidated statements of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

LUGOWY ASSOCIATES

CHARTERED ACCOUNTANTS



Effort Square, Suite 506, 105 Main Street East
Hamilton, Ontario, Canada L8N 1G6

Tel: (905) 522-4977   Fax: (905) 528-5333
E-mail: DALCACPA@aol.com

Auditors' Report

To the Shareholders of
Astris Energi Inc.

We have audited the consolidated balance sheet of Astris Energi Inc. as at December 31, 2002 and the consolidated statement of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

"Lugowy Associates"

CHARTERED ACCOUNTANTS

Hamilton, Ontario
May 24, 2004

RAN·ONE | member
building business value

Astris Energi Inc.
(A Development Stage Company)
Consolidated Balance Sheets

(Canadian dollars)

December 31,	2003	2002 (Restated-Note 3)
Assets		
Current		
Cash	$ 347,785	$ 253,938
Receivables	1,000	30,440
Prepaid expenses and deposits (Note 5)	37,206	149,777
Investment tax credits refundable	--	216,608
Goods and Services Tax receivable	16,120	--
	402,111	650,763
Property, Plant and Equipment (Note 4)	33,124	25,737
	$ 435,235	$ 676,500
Liabilities		
Current		
Payables and accruals (Note 5)	$ 399,140	$ 410,053
Goods and Services Tax payable	--	10,427
Deposit on shares (Note 7)	72,070	--
	471,210	420,480
Advances from related parties (Note 5)	100,000	120,400
	571,210	540,880
Shareholders' Deficiency		
Share capital (Note 7)	3,343,853	2,525,239
Contributed surplus (Note 7)	2,048,342	931,582
Deficit	(5,528,170)	(3,321,201)
	(135,975)	135,620
	$ 435,235	$ 676,500

Description of Business and Going Concern (Note 1)
Contingency (Note 10) and Commitments (Note 11)

Approved on behalf of the Board:

"Jiri K. Nor"   "**Anthony J. Durkacz"**
Director   Director

See accompanying notes to the consolidated financial statements.

3

Astris Energi Inc.
(A Development Stage Company)
Consolidated Statements of Loss and Deficit

(Canadian dollars)

Years ended December 31,	2003	2002 (Restated-Note 3)
Revenue (Note 5)	$ 67,870	$ 180,168
Expenses		
Cost of Sales	15,899	47,040
Subcontract (Note 5)	1,229,184	197,488
General and administrative	866,224	299,537
Professional fees	145,100	254,487
Interest on advances from related parties (Note 5)	12,000	12,000
Amortization	7,970	4,016
Foreign exchange gain	(1,538)	(13,746)
	2,274,839	800,822
Loss before the following	(2,206,969)	(620,654)
Deferred costs written off	--	(122,818)
Loss for the year	(2,206,969)	(743,472)
Deficit, beginning of year as previously reported	(3,242,557)	(2,582,439)
Prior period adjustments (Note 3)	(78,644)	4,710
Deficit, beginning of year as restated	(3,321,201)	(2,577,729)
Deficit, end of year	$(5,528,170)	$ (3,321,201)
Loss per common share, basic and diluted (Note 7)	$ (0.124)	$ (0.053)

See accompanying notes to the consolidated financial statements.

Astris Energi Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows

(Canadian dollars)

Years ended December 31,	2003	2002 (Restated-Note 3)
Operating		
Loss for the year	$(2,206,969)	$ (743,472)
Items not requiring cash		
- amortization	7,970	4,016
- consulting and professional fees and expenses paid in capital stock to non-related parties	136,122	166,801
- consulting and professional fees and expenses paid in options to non-employees	131,063	83,354
- consulting fees and expenses paid in capital stock to related parties	266,247	207,456
- stock-based compensation to employees	188,377	--
- deferred costs written off	--	122,818
Net change in non-cash working capital balances related to operations (Note 8)	321,159	(221,258)
	(1,156,031)	(380,285)
Investing		
Purchase of property, plant and equipment	(15,357)	(11,797)
Financing		
Increase in advances from related parties	--	6,400
Deposit on shares	72,070	--
Issuance of common shares	395,845	171,781
Issuance of warrants	797,320	456,850
	1,265,235	635,031
Net increase in cash during the year	93,847	242,949
Cash, beginning of year	253,938	10,989
Cash, end of year	$ 347,785	$ 253,938
Supplemental disclosure		
Interest paid	$ --	$ 15,000
Investment tax credits recovered	$ 388,499	$ --

See accompanying notes to the consolidated financial statements

5

Astris Energi Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

1. Description of Business and Going Concern

Astris Energi Inc. (the "Company") designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. The Company is based in Mississauga, Canada.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications. To date, the Company has not earned significant revenues and is considered to be in the development stage. Currently the Company has two projects under development.

POWERSTACK MC250 Project

The POWERSTACK MC250 project represents fuel cell stack improvement in several aspects of AFC technology. The POWERSTACK MC250 is at a pre-commercial stage. The Company intends to go into pilot production of the POWERSTACK MC250 in 2004.

The Company has expensed $1,127,862 to date on this project as at December 31, 2003 (2002 - $9,621). No revenue has yet been earned from this project and no amounts have been capitalized or deferred to date.

E8 Generator Project

The E8 generator project uses the POWERSTACK MC250 to produce 2.4 kW of nominal rated power. The E8 generator is ready to be installed in demonstration and pilot applications.

The Company has expensed $298,810 to date on this project as at December 31, 2003 (2002 - $187,867). No revenue has yet been earned from this project and no amounts have been capitalized or deferred to date.

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due. No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred several years of losses and during 2003, utilized $1,156,031 of cash in operations. At December 31, 2003, the Company reported a deficit of $5,528,170 and continues to expend cash amounts that significantly exceed revenues. These conditions cast significant doubt as to the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives, including possible private placements to raise capital in fiscal 2004. Nevertheless, there is no assurance that these initiatives will be successful.

The Company's continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company's research projects and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

Astris Energi Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

2.   Significant Accounting Policies

Basis of Presentation

These consolidated financial statements reflect the accounts of the Company and its subsidiary, Astris Inc., which was acquired on December 31, 1995. All intercompany transactions and balances have been eliminated on consolidation.

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the useful lives of these assets, calculated as follows:

Office furniture and equipment	20% declining balance
Leasehold Improvements	20% straight line per annum

In the event that the future undiscounted net cash flows relating to these long lived assets exceed their carrying amounts, they are written down to fair value. Such impairment loss is reflected in operations in the year of impairment.

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred. Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project. To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses. Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not.

Taxes payable

Income taxes are recorded using the liability method. Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company's assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is

Astris Energi Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

2. Significant Accounting Policies (cont.'d)

recognized in the period that includes the date of substantive enactment. Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Actual amounts could differ from those estimates.

Financial instruments

The fair value of financial instruments reported in these consolidated financial statements approximates book value unless otherwise indicated.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to credit risk on the accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of their credit limit.

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This standard was effective January 1, 2002 and requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting. For fiscal years beginning before January 1, 2004, this standard allows the estimated fair value of stock awards granted to employees to be either recognized as a compensation expense, or alternatively, disclosed in the notes to the financial statements, with accompanying disclosure of pro-forma net earnings and earnings per share data as if the estimated fair-value of the stock-based compensation had been recognized in earnings.

Effective January 1, 2003, the Company has voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of the grant. This accounting change has been applied prospectively for options granted to employees on or after January 1, 2003.

For the year ended December 31, 2002, the Company elected to disclose the pro-forma net earnings and earnings per share in the notes to the financial statements as if the fair value of the stock-based compensation had been recognized in earnings (Note 7).

Astris Energi Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

2. Significant Accounting Policies (cont.'d)

Investments

The Company accounts for its investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investments are initially recorded at cost, and subsequently adjusted to recognize the Company's share of earnings or losses of the investee companies and reduced by dividends received.

Foreign currency translation

The reporting currency of the Company is the Canadian dollar. Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated at the rates of exchange in effect at the end of the year. Non-monetary assets and liabilities are translated at historic rates of exchange. Revenues and expense items denominated in currencies other than the Canadian dollar are translated into Canadian dollars at the average rates of exchange for the year.

Loss per share

Basic loss per share is calculated on the weighted average number of common shares outstanding during the year. The diluted loss per share is calculated based on the weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Company used proceeds from the exercise of options and warrants to acquire common shares.

3. Prior Period Adjustments

The financial statements of prior years have been restated to reflect the following errors identified therein and change in accounting policy, summarized as follows:

	A	B	C	D	E	F	Total
Increase (decrease) in deficit as at January 1, 2002	$342,899	--	$12,000	$(12,776)	$(31,546)	$(315,287)	$(4,710)
Increase (decrease) in loss for the year ended December 31, 2002	83,354	--	--	--	--	--	83,354
Increase (decrease) in deficit as at January 1, 2003	$426,253	--	$12,000	$(12,776)	$(31,546)	$(315,287)	$78,644

Astris Energi Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

3.   Prior Period Adjustments (cont.'d)

A

The Company was not previously accounting for the expense associated with the granting of stock options to non-employees as payment for services received. Under Canadian generally accepted accounting principles, the Company should have been expensing stock options granted to non-employees since its fiscal year beginning January 1, 2002. As a result of correcting this accounting error, there was an increase in loss for the year ended December 31, 2002 and an increase in contributed surplus as at December 31, 2002 of $83,354. In addition, the Company has voluntarily elected to change its accounting policy with respect to stock options granted to non-employees as payment for services received prior to January 1, 2002. As a result of this change in accounting policy, there was an increase in deficit and an increase in contributed surplus as at January 1, 2002 of $342,899.

B

The Company was not previously accounting for warrants attached to shares issued. Under Canadian generally accepted accounting principles, the Company should have been allocating the cash consideration received from the issuance of shares and attached warrants based on the fair market value of each of those financial instruments with the resulting amounts being recorded as share capital and contributed surplus, respectively. The Company was previously recording all cash received as share capital. As a result of correcting this accounting error, there was an increase in contributed surplus and a decrease in share capital as at January 1, 2002 of $48,479. In addition for warrants issued during 2002, there was a further increase in contributed surplus and a decrease in share capital for the year ended December 31, 2002 of $456,850.

C

The Company had not previously recorded the interest on the debenture due to shareholders for 1999. As a result of correcting this accounting error, there was an increase in deficit and an increase in advances from related parties as at January 1, 2002 of $12,000.

D

The Company had made an error in the amounts used with respect to a property, plant and equipment disposal in 1998. The correction of this accounting error resulted in an increase in property, plant and equipment and a decrease in deficit as at January 1, 2002 of $12,776.

E

The Company had previously accounted for having owned all of the outstanding common shares of its subsidiary Astris Inc. However, there are 404,041 issued and outstanding shares of Astris Inc. that are not owned by the Company. As a result of correcting this accounting error, there was a decrease in deficit and a decrease in share capital (shares to be issued) as at January 1, 2002 of $31,546.

Astris Energi Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

3. Prior Period Adjustments (cont.'d)

F

The Company had recorded a liability in 1995 but at the time of recording the amount it did not have, nor does it yet have the characteristics of a liability. As a result of correcting this accounting error, there was a decrease in deficit and a decrease in advances from related parties as at January 1, 2002 of $315,287.

4. Property, Plant and Equipment

	2003 Cost	2003 Accumulated Amortization	2003 Net Book Value
Office furniture and equipment	$ 37,419	$ 11,980	$ 25,439
Leasehold improvements	10,939	3,254	7,685
	$ 48,358	$ 15,234	$ 33,124

	2002 Cost	2002 Accumulated Amortization	2002 Net Book Value
Office furniture and equipment	$ 25,800	$ 5,823	$ 19,977
Leasehold improvements	7,200	1,440	5,760
	$ 33,000	$ 7,263	$ 25,737

5. Related Party Transactions and Balances

The Company, in the course of its regular business activities, has routine transactions with affiliates. These transactions are recorded at the exchange amount.

Advances from related parties at December 31 are summarized as follows:

	2003	2002
Temporary advances from directors	$ --	$ 20,400
Debenture due to shareholders	100,000	100,000
	$ 100,000	$ 120,400

5.   Related Party Transactions and Balances (cont.'d)

Debenture due to shareholders

The debenture due to shareholders is secured by a fixed and floating charge on all of the assets and business of Astris Inc. and bears interest at 12% per annum. Unpaid interest has been accrued to December 31, 2003, totalling $21,000 and is included in payables and accruals. There are no specific terms of repayment and the debenture holders have indicated that they will not demand repayment before January 1, 2005. Accordingly, the amount payable under the debenture has been classified as a long-term liability.

Astris s.r.o ("s.r.o.")

The Company has a 30% ownership interest in s.r.o., a Czech company, in which the remaining 70% is owned by a company controlled by a director, officer and shareholder. The Company's 30% interest in losses of s.r.o. has been applied to its investment. As the Company's share of losses is in excess of the original investment, the investment was written down to nil in 1996.

The Company has not recorded any further share of the losses of s.r.o. over and above the original investment as the Company has not guaranteed the obligations of s.r.o., and the Company is not otherwise committed to provide further financial support to s.r.o.

The following summarizes the unrecognized losses of s.r.o. as a result of this treatment:

	2003	2002
Unrecognized income during the year	$ 6,924	$ 6,331
Unrecognized cumulative losses to the end of the year	$ (24,640)	$ (31,564)

The Company regularly subcontracts portions of its research and development activities to s.r.o. In addition, the Company sells its products to s.r.o., as required. Included in prepaid expenses and deposits is an amount of $30,000 paid to s.r.o. for future research and development activities. When this amount (or any part of it) has been utilized by s.r.o. for the purpose for which the funds were paid, it will be expensed as a research and development expense.

As at December 31:	2003	2002
Balance of funds paid included in prepaid expenses and deposits	$ 30,000	$ 146,074
Included in payables and accruals	$ 137,480	$123,919
Year ended December 31:		
Total funds advanced	$ 416,000	$ 230,000
Sales	$ 45,901	$ 140,575
Purchases included in subcontract	$ 151,001	$ 89,159

Astris Energi Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

5. Related Party Transactions and Balances (cont.'d)

Other

In addition, payables and accruals as at December 31, 2003 include the following amounts:

    $ 24,266 owing to a company controlled by a director, officer and shareholder for consulting
        fees (2002 - $55,061);
    $29,735, $26,750 and $8,125 owing to three directors, officers and shareholders for consulting
        fees or bonuses (2002 - $45,900, $9,231 and nil);
    $8,400, $8,400 and $4,200 accrued interest owing to each of the three shareholders
        holding the debenture payable (2002 - $3,600, $3,600 and $1,800).

During 2003, the following amounts were expensed as consulting fees to directors and officers:

Company controlled by a director, officer and shareholder	$143,331 (2002 - $120,000)
Director and shareholder	$115,080 (2002 - $ 80,299)
Company controlled by a director, officer and shareholder	$100,000 (2002 - $ 28,461)
Officer and shareholder	$ 10,729 (2002 - nil)

During 2003, the following amounts were expensed as interest to shareholders:

Director, officer and shareholder	$4,800 (2002 - $4,800)
Former director and shareholder	$4,800 (2002 - $4,800)
Director and shareholder	$2,400 (2002 - $2,400)

During a prior year, the Company signed an agreement with a company controlled by a director, officer and shareholder whereby that company would establish a website and market some of the Company's products. The Company would receive 5% of any sales made by that company. In the year ended December 31, 2003, the Company earned an amount of $837 (2002 - $2,476) which, accordingly, has been included as revenue in the Company's accounts. On May 31, 2003 this agreement was terminated and the Company maintains its website and consummates all sales directly.

On May 26, 2003 the Board of Directors approved a compensation package for a senior executive whereby he will receive commission on funds raised through First Energy Advisors and its affiliates. The commission schedule is as follows; 5% paid on the first $1 million, 4% on the second $1 million, 3% on the third $1 million, 2% on the fourth million and 1% on all money raised afterward.

Astris Energi Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

6. Income Taxes

The Company has tax non-capital loss carryforwards of approximately $2,798,000. If unused, the tax losses will expire as follows:

2004	$ 34,000
2005	$ 6,000
2006	$ 73,000
2007	$ 188,000
2008	$ 294,000
2009	$ 323,000
2010	$1,880,000

In addition, the company has undeducted scientific research and development expenditures amounting to $778,000, which have no expiry.

Investment tax credits recorded during the year as a reduction of expenses aggregated to $172,959 (2002 - $246,613).

The Company's computation of income tax recovery is as follows:

	2003	2002
Loss before income taxes	$(2,206,969)	$ (743,472)
Statutory income tax rate	35.12%	38.62%
Income tax recovery at statutory rate	(775,088)	(287,129)
Non-deductible expenses	114,832	33,742
Effect of income tax rate changes on future income taxes	59,360	19,547
Change in valuation allowance	600,896	233,840
Income tax expense	$ --	$ --

Components of the Company's net future income tax asset are:

	2003	2002
Non capital losses	$ 982,658	$ 354,532
Scientific research and development expense	273,234	300,464
Valuation allowance	(1,255,892)	(654,996)
Net future income tax asset	$ --	$ --

Astris Energi Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

7. Share Capital and Contributed Surplus

Share capital consists of the following:

Authorized:
60,000,000 common shares
10,000,000 preferred shares

Issued and outstanding:

	2003 Common Shares		2002 Common Shares	
	#	$	#	$
Issued as at January 1	16,106,403	2,525,239	12,936,178	1,979,201
Issued during year				
-in exchange for consulting and professional fees and expenses from non-related parties	209,082	136,122	506,050	166,801
-in exchange for consulting fees and expenses from related parties	412,825	266,247	657,925	207,456
-in repayment of temporary advances from directors	45,500	20,400		
-for cash	2,456,615	395,845	2,006,250	171,781
	3,124,022	818,614	3,170,225	546,038
Balance as at December 31	19,230,425	3,343,853	16,106,403	2,525,239

The weighted average number of shares outstanding during 2003 is 17,818,830 (2002 -14,076,243). These figures are used for purposes of calculation of the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculations of diluted loss per share as the effect would be anti-dilutive.

No preferred shares have been issued.

On March 27, 2002, the Company issued 442,225 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The following shares were issued April 2, 2002 pursuant to the Directors' Resolution dated March 27, 2002, at a price of $0.20 (U.S.) per share:

Director and officer	51,800 shares
Company controlled by a director and officer	164,125 shares
Director	25,750 shares
Former director	77,800 shares
Director and officer	43,750 shares
Non-related parties	79,000 shares

Astris Energi Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

7. Share Capital and Contributed Surplus (cont.'d)

On July 2, 2002, the Company issued 303,775 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of $0.20 (U.S.) per share:

Director and officer	74,000 shares
Company controlled by a director and officer	98,775 shares
Non-related parties	131,000 shares

On October 18, 2002, the Company issued 121,925 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company. The Company approved the issuance of the following shares at a price of $0.20 (U.S.) per share:

Director and officer	23,625 shares
Company controlled by a director and officer	37,800 shares
Director and officer	60,500 shares

For services provided between July and September 2002, the Company issued 135,100 shares of common stock to settle obligations owing to certain individuals and companies. The following shares were issued at a price between $0.20 (U.S.) and $0.25 (U.S.) per share:

Non-related parties	135,100 shares

For services provided between October and December 2002, the Company issued 160,950 shares of common stock to settle obligations owing to certain individuals and companies. The following shares were issued at a price between $0.23 (U.S.) and $0.29 (U.S.) per share:

Non-related parties	160,950 shares

On January 10, 2003, the Company issued 267,685 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants that provided services or benefits between October and December 2002 to the Company. The following issuance of shares was approved at a price of $0.29 (U.S.) per share:

Company controlled by a director and officer	26,775 shares
Director and officer	99,810 shares
Company controlled by a director and officer	20,600 shares
Director	45,500 shares
Non-related parties	75,000 shares

Astris Energi Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

7. Share Capital and Contributed Surplus (cont.'d)

On May 8, 2003, the Company issued 133,942 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company. The following were provided compensation for services as noted at a price of $0.56 (U.S.) per share:

Company controlled by a director and officer	14,640 shares
Director and officer	58,160 shares
Company controlled by a director and officer	30,490 shares
Non-related parties	30,652 shares

On July 16, 2003, the Company issued 112,170 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company. The following were provided compensation for services as noted at a price of $0.53 (U.S.) per share:

Company controlled by a director and officer	18,200 shares
Director and officer	10,500 shares
Company controlled by a director and officer	35,000 shares
Non-related parties	48,470 shares

On August 11, 2003 the Company issued 19,750 shares of common stock as a severance package at a price of $0.51 (U.S.) per share to a senior executive.

On October 28, 2003, the Company issued 87,860 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company. The following were provided compensation for services as noted at a price of $0.55 (U.S.) per share:

Company controlled by a director and officer	20,200 shares
Officer	3,500 shares
Company controlled by director and officer	20,200 shares
Non-related parties	43,960 shares

On December 16, 2003, the Company issued 46,000 shares of common stock to settle obligations owing by the Company to certain directors and/or officers and consultants of the Company through the issuance of common shares of stock in the Company. The following were provided compensation for services as noted at a price of $0.43 (U.S.) per share:

Company controlled by a director and officer	35,000 shares
Non-related parties	11,000 shares

Astris Energi Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

7. Share Capital and Contributed Surplus (cont.'d)

Contributed surplus consists of the following:

	2003	2002
Contributed surplus, beginning of year	$ 931,582	$ 391,378
Consulting and professional fees paid in options to non-employees	131,063	83,354
Stock based compensation to employees	188,377	--
Issuance of warrants	797,320	456,850
Contributed surplus, end of year	$ 2,048,342	$ 931,582

In accordance with the terms of a financing agreement, dated November 7, 2002, with a Canadian company, the Company had granted to it an option to purchase 500,000 common shares at a price of $0.20 (U.S.) per share, expiring on February 15, 2003. The option was fully exercised on February 13, 2003 for proceeds of $100,000 (U.S.).

Pursuant to a subscription agreement dated February 20, 2003, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement, 625,000 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $250,000. The common share purchase warrants are exercisable up to February 20, 2006, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated July 30, 2003, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 500,000 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $250,000. The first tranche of common share purchase warrants is exercisable up to July 30, 2004, at $ 0.50 (U.S.) per share. The second tranche of common share purchase warrants is exercisable up to July 30, 2006 at $ 1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

Pursuant to a subscription agreement dated September 10, 2003, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 384,615 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $250,000. The common share purchase warrants are exercisable up to September 12, 2006, each entitling the holder to purchase one common share at $ 0.85 (U.S.) per share.

Pursuant to a subscription agreement dated September 19, 2003, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 169,500 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $100,000 (U.S.). The common share purchase warrants are exercisable up to September 25, 2006, each entitling the holder to purchase one common share at $ 1.00 (U.S.) per share.

Astris Energi Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

7. Share Capital and Contributed Surplus (cont.'d)

Pursuant to a subscription agreement dated December 30, 2003, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement, 177,500 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $120,000. The first tranche of common share purchase warrants is exercisable up to December 29, 2004, at $ 0.80 (U.S.) per share. The second tranche of common share purchase warrants is exercisable up to December 29, 2006 at $ 1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

Pursuant to a subscription agreement dated December 30, 2003, with an accredited investor as defined under the laws of the province of Ontario, the Company received a down payment for a private placement, 111,529 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $72,070 ($55,765 U.S.). The common share purchase warrants are exercisable up to January 21, 2007, each entitling the holder to purchase one common share at $ 1.00 (U.S.) per share. The payment is shown as a deposit on shares on the balance sheet.

The Company has stock option plans for its employees and consultants who are regarded as integral to the benefit and progress of the Company and its operations. Options are normally issued as a bonus of employment or are tied into performance related compensation. Performance related compensation includes completion of research and development projects within specific timeframes and budget, achieving financial targets on behalf of the Company or introduction/referral/completion of business agreements or arrangements. In general, the minimum vesting requirement of options issued is one year. The maximum term of options is five years from the grant date. Normally the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

On October 30, 2002, the Board of Directors passed a resolution authorizing an amendment to a stock option plan dated September 25, 2001, increasing the number of shares available in the plan by 1,400,000 shares, to a total of 2,600,000 shares. The amendment was adopted by the Company's shareholders at its annual and special meeting of shareholders held in November 2002. All features of the plan remain unchanged. This brought the total number of shares available in all plans to 3,600,000 shares.

Stock options are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 2.18% to 4.66%, expected life of between 1 year and 5 years, expected volatility of between 113% and 338%, closing rate of exchange on the issue date and no dividends. The total expense charged against income related to options in 2003 was $319,440 (2002 - $83,354). This includes $131,063 (2002 - $83,354) for consulting and professional fees and expenses paid in options to non-employees and $188,377 (2002 – nil) for stock-based compensation to employees. These amounts are included in the contributed surplus account.

Astris Energi Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

7. Share Capital and Contributed Surplus (cont.'d)

	Options for common shares	Weighted average exercise price US$
Balance – December 31, 2001	2,400,000	0.33
Options granted in 2002	1,725,000	0.23
Options exercised in 2002	–	–
Options forfeited or terminated in 2002	(500,000)	0.20
Balance December 31, 2002	3,625,000	0.30
Options granted in 2003	580,000	0.52
Options exercised in 2003	(600,000)	0.22
Options forfeited or terminated in 2003	(250,000)	0.40
Balance December 31, 2003	3,355,000	0.34

	Options for common shares	Weighted average exercise price US$
Exercisable at December 31, 2002	2,400,000	0.32
Exercisable at December 31, 2003	2,775,000	0.30

The following table summarizes information about the Company's stock options outstanding as at December 31, 2003:

Exercise Price US$	Number Outstanding at December 31, 2003	Weighted average remaining contractual life in years	Weighted average share price US$	Number exercisable December 31, 2003	Weighted average share price US$
0.17 – 0.24	1,325,000	2.88	0.23	1,325,000	0.23
0.25 – 0.51	1,900,000	2.38	0.41	1,450,000	0.38
0.52 – 0.63	130,000	4.98	0.58	–	–
	3,355,000			2,775,000	

For the year ended December 31, 2002, a total of 395,000 stock options were granted to employees in accordance with the terms of the employee share option plan. Had the Company determined compensation cost based on the fair value method, the fair value of the stock options granted during the year and the related expense for the year would have been $116,897 ($0.008 per share on a basic and diluted basis). Proforma loss for the year ended December 31, 2002, would have been $860,369 ($0.061 per share on a basic and diluted basis).

At December 31, 2002, the Company had a total of 2,212,500 common share purchase warrants issued. These warrants had expiry dates ranging from September 2004 to November 2007. The weighted average exercise price of the warrants was $ 0.50 (U.S.).

Astris Energi Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

7. Share Capital and Contributed Surplus (cont.'d)

As at December 31, 2003, the Company had a total of 4,746,615 common share purchase warrants issued. These warrants have expiry dates ranging from September 2004 to November 2007. The weighted average exercise price of the warrants was $ 0.63 (U.S.).

Warrants are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 2.87% to 4.72%, expected life of between 1 year and 3 years, expected volatility of between 113% and 338%, closing rate of exchange on the issue date and no dividends.

8. Consolidated Statements of Cash Flows

The net change in non-cash operating working capital balances related to operations consists of the following:

	2003	2002
Decrease in receivables	$ 29,440	$ 7,123
Decrease (increase) in prepaid expenses	112,571	(148,727)
Decrease (increase) in investment tax credits refundable	216,608	(216,608)
(Decrease) increase in payables and accruals	(10,913)	149,568
Decrease in Goods and Services Tax payable	(26,547)	(12,614)
	$ 321,159	$(221,258)

9. Segmented Financial Information

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services. Substantially all of the Company's long lived assets are located in Canada. Revenue is derived primarily from the sale of goods and services to customers located as follows:

	2003	2002
Canada	$ 7,008	$ 591
Czech Republic	45,901	140,575
Rest of the World	14,961	39,002
	$ 67,870	$ 180,168

Astris Energi Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Canadian dollars)
December 31, 2003 and 2002

10. Contingency

In 1999, a shareholder initiated a legal claim against the Company for repayment of advances in the amount of $315,287. Management was of the opinion that this advance was repayable only if a certain level of external financing had been raised. Since this level of financing was not achieved, there was no requirement to repay the advance.

In February 2001, the shareholder gave notice to the Company of his intention to increase his claim by $1,627,301 to cover additional expenses he allegedly incurred on behalf of the Company.

The case was tried in the Ontario Superior Court of Justice with the result that the entire claim was dismissed in November 2002.

An Appeal of the November 2002 judgment was heard by the Ontario Court of Appeal on January 29, 2004. The decision of that court remains under reserve. The outcome of that appeal is indeterminate. However, during the appeal, the shareholder reduced his claim to $709,287. In December 2002, the Company was awarded net costs in the amount of $81,000 from the original case but the amount is not collectible unless a favourable decision for the Company is made by the Ontario Court of Appeal. The effect of loss, if any, which may be sustained upon the ultimate resolution of this matter, will be reflected prospectively in the period of resolution.

11. Commitments

The Company has operating leases for office and laboratory space. The minimum annual lease payments under the terms of the existing leases are $ 39,360 to October 31, 2004 and $ 40,560 to October 31, 2005, plus proportionate share of common costs.

12. Comparative Figures

Certain comparative figures have been reclassified to conform to the current year's presentation.